Exhibit 99.9

September 25, 2009

Press Release

SOURCE: Portrush Petroleum Corporation

Portrush Revises News Release

Portrush Petroleum Corporation TSX-V: PSH

Portrush Petroleum Corporation (“Company”) announces that the volume estimates in the Company’s January 15, 2009 news release regarding the Moore 6-12-III #2 well on the Waubuno property in Moore (St,. Clair) Township, Lambton County, Southwestern Ontario should not be relied upon as they were not prepared in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook (COGEH).

ON BEHALF OF THE BOARD

Mr. Martin Cotter, President & Director

CONTACT INFORMATION

Corporate

Telephone 866 939 2555

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